UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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03015063

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48913

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

GLOBAL SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 EAST 52ND STREET
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SELIM CEVIKEL (212) 317-9797
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SELIM CEVIKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL SECURITIES USA, INC.., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JOANNE ZERILLO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/2/2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

GLOBAL SECURITIES (USA), INC.

(Wholly owned subsidiary of Global Menkul Degerler A.S.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Global Securities (USA), Inc.:

We have audited the accompanying statement of financial condition of Global Securities (USA), Inc. (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Global Securities (USA), Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates L.L.P.

New York, New York
January23, 2003

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 450,180
Securities owned, at market value	40,000
Due from clearing broker	162,624
Notes receivable from Parent	1,309,661
Due from Parent and other related parties	1,675,945
Furniture, equipment and leasehold improvements	
(Net of accumulated depreciation and amortization of $397,489)	196,357
Other assets	373,794
TOTAL ASSETS	$ 4,208,561

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other liabilities	38,486
Due to broker	4,522
Deferred rent	$ 51,661
TOTAL LIABILITIES	94,669
Stockholder's Equity:	
Common stock ($1 par value; 50,000 shares authorized, 25, 000 issued and outstanding)	25,000
Additional paid-in capital	4,975,000
Accumulated deficit	(886,108)
TOTAL STOCKHOLDER'S EQUITY	4,113,892
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,208,561

The accompanying notes are an integral part of this financial statement.

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND BUSINESS

Global Securities (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company engages primarily in brokerage services with respect to Turkish securities and is a wholly owned subsidiary of Global Menkul Degerler A.S. (the "Parent").

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodian functions relating to the securities.

The Company acts as agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent. These trades are settled on a delivery versus payment basis. The Company maintains a k(2)(i) account for customer payments received in advance. The Company's commissions on foreign securities transactions are collected by the Parent and remitted periodically.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Purchases and Sales of securities and related revenues and expenses are recorded on a trade date basis.

Furniture, equipment and leasehold improvements are recorded at cost (net of accumulated depreciation and amortization). Furniture and equipment are depreciated over their estimated useful lives of five to seven years using the straight-line method. Leasehold improvements are amortized over the life of the lease using the straight-line method.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2002, substantially all of the Company's financial instruments, except the notes from the Parent, are carried at fair value or amounts approximating fair value

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the alternative net Capital Requirements. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2002, the Company had net capital of $543,922, which exceeded the required net capital by $293,922.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(i) and k(2)(ii) of that rule.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company is engaged in a various brokerage activities with counterparties who are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transaction. These activities may expose the Company to risk of loss in the event that the counter party is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations.

Substantially all of the Company's cash is held at a bank.

NOTE 5 - RELATED PARTY TRANSACTIONS

Notes receivable from the Parent consists of two separate loans made by the Company to its Parent. The first loan ($1,000,000 principal outstanding) pays interest at the rate of 8% per annum and is repaid in equal installments of $75,000 on a bi-monthly basis. The second loan receivable ($300,000 principal outstanding) pays interest at the rate of LIBOR + 3% per annum and is due in full on July 9, 2003. The Company received approximately $46,000 of interest revenue related to these notes. During the year ended December 31, 2002 the Parent provided market research and technical advice to the Company at no cost. Additionally, the Company received $1,062,358 of commission revenue from the Parent arising from customer trades cleared through the Parent and paid $602,894 to the parent in clearing costs associated with these trades.

NOTE 6 - INCOME TAXES

The Company records its income taxes on a separate company basis. In the current year, the Company's tax expense is due to the recording of a full valuation allowance on the prior years receivable as well as minimum taxes in certain jurisdictions.

The current tax expense is comprised of:

Federal	$ 274,751
State & local	1,017
	$ 275,768

In addition, the Company has a deferred tax asset of approximately $989,015 relating to the net operating loss carry forwards, which begins to expire in 2013. Since, based on the available evidence, it is more likely than not that the deferred tax asset will not be realized, a valuation allowance in the same amount has been established.

NOTE 7 - LEASE COMMITMENTS

The Company has a lease for office space expiring in June 30, 2012. A security deposit in the amount for $86,830 from the previous lease has been applied to the lease. Minimum annual rental payments, on the lease is as follows:

Year ending December 31,	
2003	$ 222,960
2004	222,960
2005	222,960
2006	222,960
2007	237,369
Thereafter	1,089,774
	$ 2,218,983

Rent expenses incurred on the above lease was approximately $192,454 for the year ended December 31, 2002.